EXHIBIT 4.C

EL PASO NATURAL GAS COMPANY
Company
and
WILMINGTON TRUST COMPANY
Trustee

First Supplemental Indenture

Dated as of April 4, 2007
_________________

7 ⅝% Notes due 2010

Supplementing the Indenture, dated as of July 21, 2003, between El Paso Natural Gas Company, as the Company, and Wilmington Trust Company, as Trustee.

THIS FIRST SUPPLEMENTAL INDENTURE (this “First Supplemental Indenture”), dated as of April 4, 2007, between EL PASO NATURAL GAS COMPANY, a Delaware corporation (the “Company”), and WILMINGTON TRUST COMPANY, a Delaware banking corporation, as Trustee (the “Trustee”), under the Indenture, dated as of July 21, 2003 (the “Indenture”). Capitalized terms used herein and not otherwise defined shall have the meaning assigned to them in the Indenture.

WITNESSETH:

WHEREAS, the Company has issued its 7⅝% Notes due 2010 (the “Notes”) pursuant to the Indenture;

WHEREAS, the Company has offered to purchase for cash any and all outstanding Notes (the “Tender Offer”);

WHEREAS, in connection with the Tender Offer, the Company has requested that Holders of the Notes deliver their consents with respect to the deletion of certain provisions of the Indenture;

WHEREAS, Section 8.02 of the Indenture provides that the Company and the Trustee may amend or supplement the Indenture and the Notes may be amended or supplemented with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes);

WHEREAS, the Holders of a majority of the principal amount of the Notes outstanding have duly consented to the proposed modifications set forth in this First Supplemental Indenture in accordance with Section 8.02 of the Indenture;

WHEREAS, the Company has heretofore delivered or is delivering contemporaneously herewith to the Trustee (i) a copy of resolutions of the Board of Directors of the Company authorizing the execution of this First Supplemental Indenture, (ii) evidence of the written consent of the Holders set forth in the immediately preceding paragraph and (iii) the Officers’ Certificate and the Opinion of Counsel described in Section 8.06 of the Indenture; and

WHEREAS, all conditions necessary to authorize the execution and delivery of this First Supplemental Indenture and to make this First Supplemental Indenture valid and binding have been complied with or have been done or performed.

NOW, THEREFORE, in consideration of the foregoing and notwithstanding any provision of the Indenture which, absent this First Supplemental Indenture, might operate to limit such action, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE ONE

Amendments

Section 1.01 Amendments.

(a) Subject to Section 2.01 hereof, the Indenture is hereby amended by deleting the following provisions of the Indenture, in their respective entireties: Section 3.04, Section 3.05, Section 3.06, Section 3.07, Section 3.08, Section 3.09, Section 3.10, Section 3.11, Article IV, clauses (d), (e) and (f) of Section 5.01, Section 7.03 and clauses (c)(ii) and (f) of Section 7.04.

(b) Section 3.03 is hereby amended and restated to read, in its entirety, as follows:

“Section 3.03 Trust Indenture Act.

The Company shall at all times comply with TIA Section 3.14(a).”

(c) Effective as of the date hereof, none of the Company, the Trustee or other parties to or beneficiaries of the Indenture shall have any rights, obligations or liabilities under such Sections or Article, and such Sections or Article shall not be considered in determining whether an Event of Default has occurred or whether the Company has observed, performed or complied with the provisions of the Indenture.

Section 1.02 Amendment of Definitions. The Indenture is hereby amended by deleting any definitions from the Indenture with respect to which references would be eliminated as a result of the amendments to the Indenture pursuant to Section 1.01 hereof.

ARTICLE TWO

Miscellaneous

Section 2.01 Effect of Supplemental Indenture. Except as amended hereby, all of the terms of the Indenture shall remain and continue in full force and effect and are hereby confirmed in all respects. From and after the date of this First Supplemental Indenture, all references to the Indenture (whether in the Indenture or in any other agreements, documents or instruments) shall be deemed to be references to the Indenture as amended and supplemented by this First Supplemental Indenture. On and not prior to the date on which tendered Notes representing a majority of the Notes outstanding are accepted for purchase pursuant to the Tender Offer, this First Supplemental Indenture will become operative; provided, however, that if and only if this First Supplemental Indenture becomes operative, the provisions hereof shall be deemed effective as of the date hereof.

Section 2.02 Governing Law. THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS FIRST SUPPLEMENTAL INDENTURE.

Section 2.03 No Representations by Trustee. The recitals contained herein shall be taken as the statement of the Company, and the Trustee assumes no responsibility for the correctness or completeness of the same. The Trustee makes no representation as to the validity or sufficiency of this First Supplemental Indenture.

Section 2.04 Certain Duties and Responsibilities of the Trustee. In entering into this First Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

Section 2.05 Endorsement and Change of Form of Notes. Any Notes authenticated and delivered after the close of business on the date that this First Supplemental Indenture becomes effective shall be affixed to, stamped, imprinted or otherwise legended by the Trustee, with a notation as follows:

“Effective as of April 4, 2007, certain restrictive covenants of the Company and certain of the Events of Default have been eliminated, as provided in the First Supplemental Indenture, dated as of April 4, 2007. Reference is hereby made to said First Supplemental Indenture, copies of which are on file with the Trustee, for a description of the amendments made therein.”

Section 2.06 Counterparts. This First Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall constitute but one and the same instrument.

(signature page follows)

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed all as of the date hereof.

EL PASO NATURAL GAS COMPANY

By:	/s/ John J. Hopper
John J. Hopper
Vice President and Secretary

WILMINGTON TRUST COMPANY, as Trustee

By:	/s/ Kristin L. Moore
	Name:	Kristin L. Moore
	Title:	Senior Financial Services Officer